# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWEGG COMMERCE, INC., CIK 0001474627
CUSIP: G6483G209
Title of class of securities: Common Stock, US$0.43696 par value per share
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, California (CA), 91765
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001682829
Persons authorized to receive notices and communications: Zhitao He, 18/F, Xintu Tower 451 Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province, China (F4), 310051, 86-0571-2828-0882; Hangzhou Lianluo, 18/F, Xintu Tower 451 Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province, China (F4), 310051, 86-0571-2828-0882; Ruth Jin, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 919 Third Avenue, New York, New York (NY), 10022, 212-935-3000

## Reporting persons
- Hangzhou Lianluo Interactive Information Technology Co., Ltd. (CIK 0001682829): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,147,329; sole dispositive power 0; shared dispositive power 11,147,329; aggregate amount beneficially owned 11,147,329 (57.23% of the class)
  Comment: The 11,147,329 common shares reflected on lines 8, 10 and 11 include (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid and (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00/share owned by Hangzhou Lianluo that are exercisable within 60 days.
  
  The percentage reflected on line 13 is calculated based on 19,478,394 Common Shares outstanding as of December 31, 2024, as reported in the Annual Report on Form 20-F filed on April 28, 2025.
- Digital Grid (Hong Kong) Technology Co., Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,141,079; sole dispositive power 0; shared dispositive power 11,141,079; aggregate amount beneficially owned 11,141,079 (57.2% of the class)
  Comment: The percentage reflected on line 13 is calculated based on 19,478,394 Common Shares outstanding as of December 31, 2024, as reported in the Annual Report on Form 20-F filed on April 28, 2025.
- Hyperfinite Galaxy Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,946; sole dispositive power 0; shared dispositive power 2,946; aggregate amount beneficially owned 2,946 (0.02% of the class)
  Comment: The percentage reflected on line 13 is calculated based on 19,478,394 Common Shares outstanding as of December 31, 2024, as reported in the Annual Report on Form 20-F filed on April 28, 2025.
- Zhitao He: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 701,004; shared voting power 11,150,275; sole dispositive power 701,004; shared dispositive power 11,150,275; aggregate amount beneficially owned 11,851,279 (60.84% of the class)
  Comment: The 11,150,275 common shares reflected on lines 8 and 10 include (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid, (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00/share owned by Hangzhou Lianluo that are exercisable within 60 days, and (iii) 2,946 Common Shares held by Hyperfinite, through Mr. Zhitao He's 100% ownership of Hyperfinite.
  
  The 11,851,279 common shares reflected on line 11 include (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid, (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00/share owned by Hangzhou Lianluo that are exercisable within 60 days, (iii) 2,946 Common Shares held by Hyperfinite, through Mr. Zhitao He's 100% ownership of Hyperfinite, and (iv) vested stock options held by Mr. Zhitao He that are exercisable within 60 days for 701,004 Common Shares at an exercise price of
  $10.95/share.
  
  The percentage reflected on line 13 is calculated based on 19,478,394 Common Shares outstanding as of December 31, 2024, as reported in the Annual Report on Form 20-F filed on April 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, US$0.43696 par value per share
Name of issuer: NEWEGG COMMERCE, INC.
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, California (CA), 91765
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2"), dated August 8, 2025, amends and supplements the statements on Schedule 13D filed on December 21, 2022 (the "First Amended Statement") and June 1, 2021 (the "Initial Statement", and together with the First Amended Statement and this Amendment No. 2, the "Schedule 13D") by the Reporting Persons (as defined in the Initial Statement) and relates to the common stock, par value $0.43696 per share (the "Common Shares"), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer"). The principal executive office of the Issuer is located at 21688 Gateway Center Drive, Suite 300 Diamond Bar, CA 91765. The Issuer's Common Shares are listed on the NASDAQ Capital Market under the symbol "NEGG." Except as otherwise provided herein, each item of the Initial Statement remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The Reporting Persons acquired the Issuer's Common Stock reported herein as a result of the Merger.

On May 12, 2021, Lianluo Smart Ltd ("LLIT") held a special shareholder meeting to, among other things, approve the Merger and amendment and restatement of its amended and restated memorandum and articles of association (the "Amended M&A"). The Amended M&A was filed with the Registrar of Corporate Affairs of the British Virgin Islands on May 14, 2021 and became effective on the same date. The Merger became effective as of May 19, 2021. As a result of the Merger, the Common Shares of the Issuer trade on the NASDAQ Capital Market under the stock symbol "NEGG".

At the effective time of the Merger, each share of the capital stock of the Issuer that was issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 5.8417 common shares of LLIT (the "exchange ratio"), plus the right, if any, to receive cash in lieu of fractional shares of LLIT (the "merger consideration"). The exchange ratio was equal to the Issuer's per share value divided by LLIT's per share value. The Issuer's per share value was equal to $880,000,000 divided by the number of outstanding Issuer's shares on October 23, 2020. LLIT's per share value was equal to (i) the volume-weighted average trading price of LLIT's Class A common shares for the consecutive twenty (20) trading days immediately prior to and including October 16, 2020, as adjusted for a 1-to-8 reverse stock split effective on the date of merger agreement minus (ii) (A) $3,500,000 deposited in the escrow account divided by (B) the number of LLIT's Class A common shares and Class B common shares issued and outstanding on the date of merger agreement, after giving effect to such reverse stock split.

Reference is made to Item 6 of this filing which is incorporated herein by reference.

Other than those possible dispositions described in Item 6, each of the Reporting Persons has no plans or proposals which would result in any disposition of the Common Shares or acquisition of additional Common Shares, except that, (1) from time to time, Mr. Zhitao He may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or (2) subject to the Pledge referenced in Item 6, the Reporting Persons may dispose of shares of Common Stock through open market transactions pursuant to Rule 144 or Rule 10b5-1 or may gift shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Zhitao He beneficially owns 11,851,279 Common Shares of the Issuer, which represent 60.84% of the Issuer's Common Stock calculated in accordance with Rule 13d-3. This 11,851,279 includes (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid, (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00/share owned by Hangzhou Lianluo that are exercisable within 60 days, (iii) 2,946 Common Shares held by Hyperfinite, and (iv) vested stock options held by Mr. Zhitao He that are exercisable within 60 days for 701,004 Common Shares at an exercise price of $10.95/share.
Number of shares as to which each person has sole or shared power to vote or dispose: Hangzhou Lianluo may be deemed to have shared voting power and shared dispositive power with regard to 11,147,329 shares of Common Stock, which represent 57.23% of the Issuer's Common Stock calculated in accordance with Rule 13d-3, which consists of (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid and (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00/share owned by Hangzhou Lianluo that are exercisable within 60 days. Digital Grid may be deemed to have shared voting power and shared dispositive power with regard to 11,141,079 Common Shares held by it, which represent 57.20% of the Issuer's Common Stock, due to Hangzhou Lianluo's 100% ownership of Digital Grid and Mr. Zhitao He's control of Hangzhou Lianluo. Hyperfinite may be deemed to have shared voting power and shared dispositive power with regard to 2,946 Common Shares held by it, which represent 0.02% of the Issuer's Common Stock, due to Mr. Zhitao He's 100% ownership of Hyperfinite. Mr. Zhitao He may be deemed to have shared voting power and shared dispositive power with regard to 11,150,275 shares of Common Stock, which include (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid, (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00/share owned by Hangzhou Lianluo that are exercisable within 60 days, and (iii) 2,946 Common Shares held by Hyperfinite, through his 100% ownership of Hyperfinite, and his control of Hangzhou Lianluo and Digital Grid. Mr. Zhitao He may be deemed to have sole voting power and sole dispositive power with regards to stock options held by Mr. Zhitao He that are exercisable within 60 days for 701,004 Common Shares at an exercise price of $10.95/share.
Transactions in the class effected during the past sixty days: On August 7, 2025, Hangzhou Lianluo sold an aggregate of 23,699 Common Shares at a price per share of approximately $58.99, pursuant to Rule 144. There have otherwise been no transactions in the shares of the Issuer's Common Stock effected by the Reporting Persons during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Issuer's Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and restated as follows:

The 11,141,079 Common Shares held by Digital Grid have been pledged (the "Pledge") by Digital Grid to Bank of China ("BOC") as collateral to support working capital loans and letters of credit (collectively, "Loans" and the relevant agreements, the "Credit Agreements") provided by BOC to Digital Grid, Hangzhou Lianluo and certain affiliates (exclusive of the Issuer). The Loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and Mr. Zhitao He. The total amount owed under the Loans, as of March 31, 2025 is RMB147 million in RMB-denominated loans, plus $66.5 million in U.S. dollar-denominated loans, plus interest, fees and penalties on such amounts.

In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People's Court in China alleging that the defendants have failed to repay the Loans when due and were in breach of the Credit Agreements. On December 31, 2021, such court entered a judgment in favor of BOC against the defendants, ruling that the defendants must repay BOC certain amounts owed under the Credit Agreements, which judgments were subsequently upheld by the Zhejiang Provincial People's Court.

The Loan Agreement and Pledge Agreement establishing the terms of the aforementioned Loans and Pledge were previously filed with the Initial Statement as Exhibits 4.1 and 4.2, respectively.

In addition, on April 11, 2023, the Industrial and Commercial Bank of China ("ICBC") filed a lawsuit against Hangzhou Lianluo in the Hangzhou Court alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. According to Hangzhou Lianluo, the estimated total amount owed under the loans, including interests and penalties, as of March 31, 2025 was approximately RMB448 million. On February 26, 2024, the Hangzhou Court ruled that Hangzhou Lianluo owed ICBC RMB332 million (including interest) under one of such loans. Hangzhou Lianluo did not pledge any Common Shares owned by it or Digital Grid as collateral to support the ICBC loans.

On February 10, 2021, Digital Grid, Hangzhou Lianluo and BOC entered into a Supplemental and Novation Agreement to the Pledge Agreement. This agreement provided for the continuation of the Pledge established under the Credit Agreements following the exchange of shares contemplated by the Merger. This agreement also provided for BOC's consent to the Merger. This agreement was filed as Exhibit 4.3 to the Initial Statement.

On January 26, 2022, a Share Exchange Agreement was entered into amongst BOC, Digital Grid, Hangzhou Lianluo, the Issuer and Newegg Inc. a Delaware corporation, reaffirming the continuation of the Pledge as to the shares of the Issuer received in the Merger. This agreement was filed as Exhibit 4.4 to the First Amended Statement.

On April 22, 2022, the aforementioned parties entered into a Supplemental Agreement which was filed as Exhibit 4.5 to the First Amended Statement. The Supplemental Agreement provided for a mechanism pursuant to which Digital Grid could elect to sell shares of the Issuer subject to the Pledge prior to June 30, 2022, so long as the proceeds from the sale were used to pay down the Loans. However, no sales were made before June 30, 2022 and this agreement is no longer operative by its terms. This agreement was based in part on the anticipated closing of a public offering by the Issuer and a pending registration statement which, upon effectiveness, would allow certain shares of the Issuer under the Pledge to be sold. However, the registration statement which was filed was withdrawn on June 30, 2022.

On July 1, 2022, the Issuer filed a registration statement on Form F-3 (File No. 333-265985) (as amended, "Form F-3 Registration Statement"), providing, inter alia, for the offering of up to 60,000,000 shares of the Issuer owned by Digital Grid to be sold at times and in the manner determined by Digital Grid as permitted by and in accordance with the registration statement. That registration statement was declared effective on October 5, 2022.

On December 20, 2022, the aforementioned parties have entered into an Amended and Restated Supplemental Agreement, which was filed as Exhibit 4.6 to the First Amended Statement. This Amended and Restated Supplemental Agreement provides for a mechanism to remove the Pledge and other restrictions on the pledged shares of the Issuer owned by Digital Grid so long as Digital Grid sells the shares prior to November 30, 2023 pursuant to the Form F-3 Registration Statement (and other methods such as Rule 144 or Rule 10b5-1 sales) and the proceeds from such sale will be used to pay down the Loan.

The Reporting Persons have entered into an Amended and Restated Shareholders Agreement with the Issuer and other shareholders of the Issuer, which became effective on May 19, 2021. The Amended and Restated Shareholder Agreement is included as Exhibit 3.1 to the Initial Statement. The Amended and Restated Shareholder Agreement provides for various agreements amongst the parties thereto including transfer restrictions, preemptive rights, rights of first refusal on transfers in favor of the Issuer and the other shareholders parties thereto, as well as certain "market stand-off" provisions.

The Amended and Restated Shareholders Agreement was amended by the parties on March 22, 2022 (the "First Amendment") and was further amended on August 1, 2022 (the "Second Amendment"). Pursuant to these amendments, the first twenty percent (20%) of the Issuer's Common Shares held by a Principal Shareholder, which includes the Reporting Persons, is not subject to the Right of First Refusal restrictions provided in Section 1.03(a) of the Shareholder Agreement. The First Amendment is filed as Exhibit 3.2 to the First Amended Statement. The Second Amendment is filed as Exhibit 3.3 to the First Amended Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1

Directors and Executive Officers of the Reporting Persons (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

Exhibit 2

Agreement and Plan of Merger and Reorganization, dated October 23, 2020, by and among the Issuer, LLIT, and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of LLIT (incorporated by reference to Annex A to the Issuer's Report on Form F-4/A dated April 12, 2021, filed with the Securities and Exchange Commission on April 12, 2021).

Exhibit 3

3.1 Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form F-4/A dated April 1, 2021).

3.2 First Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 1.1. of the Issuer's Form 6-K dated April 28, 2022).

3.3 Second Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.3 of the Issuer's Form 6-K dated September 2, 2022).

Exhibit 4

4.1 Loan Agreement by and between Digital Grid and Bank of China, dated June 26, 2017 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

4.2 Pledge Agreement by and between Digital Grid and Bank of China, dated April 26, 2019 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

4.3 Supplemental and Novation Agreement to the Pledge Agreement by and among Digital Grid, Hangzhou Lianluo and Bank of China, dated February 10, 2021 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

4.4 Share Exchange Agreement dated January 26, 2022 by and among Digital Grid, Bank of China, Newegg, Inc., the Issuer and Hangzhou Lianluo (incorporated by reference to the First Amended Statement filed by the Reporting Persons on December 21, 2022).

4.5 Supplemental Agreement dated April 22, 2022 by and among Digital Grid, Bank of China, Newegg, Inc., the Issuer and Hangzhou Lianluo (incorporated by reference to the First Amended Statement filed by the Reporting Persons on December 21, 2022).

4.6 Amended and Restated Supplemental Agreement dated December 19, 2022 by and among Digital Grid, Bank of China, Newegg, Inc., the Issuer and Hangzhou Lianluo (incorporated by reference to the First Amended Statement filed by the Reporting Persons on December 21, 2022).

Exhibit 5

Joint Filing Agreement (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

## Signatures
- Hangzhou Lianluo Interactive Information Technology Co., Ltd.: /s/ Zhitao He, Zhitao He/Chairman and CEO (08/11/2025)
- Digital Grid (Hong Kong) Technology Co., Limited: /s/ Zhitao He, Zhitao He/Chairman and Sole Director (08/11/2025)
- Hyperfinite Galaxy Holding Limited: /s/ Zhitao He, Zhitao He/Sole Director (08/11/2025)
- Zhitao He: /s/ Zhitao He, Zhitao He (08/11/2025)